Exhibit (a)(1)(K)

FOR IMMEDIATE RELEASE

VTech Completes Acquisition of LeapFrog

Hong Kong and Emeryville, California, 5 April 2016 — VTech Holdings Limited (VTech, HKSE: 303), a global leader in electronic learning products and cordless telephones, today announced that the company has completed its acquisition of LeapFrog Enterprises, Inc. (LeapFrog, NYSE: LF), a leading developer of educational entertainment for children.

Under the terms of the previously announced transaction, VTech agreed to acquire 100% of the outstanding common stock of LeapFrog at US$1.00 per share through an all cash tender offer followed by a second-step merger. The tender offer commenced on March 3, 2016 and expired at 11:59 p.m., New York City time, on April 1, 2016. As previously announced, approximately 56.60% of all issued and outstanding shares of LeapFrog common stock were tendered into the offer and accepted for purchase by Bonita Merger Sub, L.L.C., an indirect wholly-owned subsidiary of VTech.

The tender offer and the merger were completed. Effective April 4, 2016, LeapFrog is an indirect wholly-owned subsidiary of VTech.

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About LeapFrog

LeapFrog Enterprises, Inc. is the leader in innovative solutions that encourage a child’s curiosity and love of learning throughout their early developmental journey. For 20 years, LeapFrog has helped children expand their knowledge and imagination through award-winning products that combine state-of-the-art educational expertise led by the LeapFrog Learning Team, innovative technology, and engaging play — turning playtime into quality time. LeapFrog’s proprietary learning tablets and ground-breaking developmental games, learn to read and write systems, interactive learning toys and more are designed to create personalised experiences that encourage, excite and build confidence in children. LeapFrog is based in Emeryville, California, and was founded in 1995 by a father who revolutionised technology-based learning solutions to help his child learn how to read. Learn more at www.leapfrog.com.

About VTech

VTech is the global leader in electronic learning products from infancy to preschool and the world’s largest manufacturer of cordless phones. It also provides highly sought-after contract manufacturing services. Founded in 1976, VTech has been a pioneer in the electronic learning toy category with cutting-edge and innovative products that provide fun and learning to children across the world. By leveraging decades of success, VTech provides a diverse collection of telecommunication products that elevate the consumer experience with state-of-the-art technology and design. The Group is also one of the world’s leading electronic manufacturing service providers, offering world-class, full turnkey services to customers in a number of product categories. The Group’s mission is to design, manufacture and supply innovative and high quality products in a manner that minimises any impact on the environment, while creating sustainable value for its stakeholders and the community. For more information, please visit www.vtech.com.

For inquiries, please contact:

VTech Holdings Limited Grace Pang, Head of Corporate Marketing +852 26801703 grace_pang@vtech.com